EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2009
(add 000, except ratio)

EARNINGS:

Earnings before income taxes	$112,557	**
Loss from less than 50%-owned associated companies, net	1,313
Interest Expense*	73,460
Portion of rents representative of an interest factor	17,301

Adjusted Earnings and Fixed Charges	$204,631

FIXED CHARGES:

Interest Expense*	$73,460
Capitalized Interest	1,010
Portion of rents representative of an interest factor	17,301

Total Fixed Charges	$91,771

Ratio of Earnings to Fixed Charges	2.23

*	Interest Expense excluded interest income of $343 related to the reversal of interest accruals for uncertain tax positions.

**	Note: Use Earnings from Continuing Operations less net earnings attributable to noncontrolling interests.